082-34842

KERRY

RECEIVED

2006 JAN 11 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

06010138

SUPPL

4th January, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Yours sincerely,

Brian Mehigan

Brian Mehigan,
Chief Financial Officer,
KERRY GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Kerry Group plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Denis Cregan

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3 above

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

A Ordinary Shares of 12.5 cent

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Denis Cregan

……………………………

……………………………

8 State the nature of the transaction

Share Purchase

……………………………

……………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5000

……………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Less than .001%

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

€18.74

………………………………

14. Date and place of transaction

30 December 2005 - Dublin

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

287500

0.15%

………………………………

16. Date issuer informed of transaction

3 January 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which it can be exercised

-

………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Frank Hayes

Director of Corporate Affairs, Kerry Group plc

Tel: +353 66 7182304

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Brian Durran,

Group Secretary, Kerry Group plc

………………………………

Date of notification

4 January 2006

………………………………………

END